Suite 1210 - 777 Hornby Street                  macdonald
Vancouver, BC                                   tuskey TM
V6Z 1S4 CANADA                                  CORPORATE AND SECURITIES LAWYERS
Telephone: (604) 689-1022
Facsimile: (604) 681-4760
________________________________________________________________________________

Reply Attention of   KONRAD MALIK
Direct Tel.          604.648-1671
EMail Address        kmalik@wlmlaw.ca
Our File No.         1033-1

July 30, 2010

VIA EDGAR
---------

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION:       JAY WILLIAMSON
                 DIVISION OF CORPORATE FINANCE

Dear Sirs:
                 RE:      OBSCENE JEANS CORP. (THE "COMPANY")
                          AMENDMENT TO REGISTRATION STATEMENT ON FORM S-1
                          FILED JULY 15, 2010
                          FILE NO. 333-166064
                 ---------------------------------------------------------------

We are the solicitors for the Company. We refer to your letter of July 29, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed July 15, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

FORM S-1 REGISTRATION STATEMENT FILED JULY 30, 2010
---------------------------------------------------

OUTSIDE FRONT COVER PAGE OF PROSPECTUS
--------------------------------------

General
-------

1. We listed several inconsistencies and typographical errors below that are included within your registration statement. Please revise to address each item and ensure that figures mentioned in your registration statement are consistent with your financial statements and/or other statements provided.

         o In the risk factor on page 11, "If we are unable to manage our future growth ... " you state you have spent a total of $0 on start-up costs since inception. This appears to be inconsistent with the disclosure on page 28, which states you have spent approximately $8,000 on start-up costs.

         o You state on page 30 that you have not spent $12,993 on your operations.

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         o  You present expenses and net loss of $12,165 in your summarized results of operations from September 21, 2009 to May 31, 2010, at the top of page 31. This amount is presented again in the third paragraph of the same page, as the amount spent on general and administrative expenses. These amounts do not reconcile with your selling, general and administrative expenses of $12,993 on your statements of operations on page F-3.

         o You state in note 2 on F-6 that you had a net loss of $7,828 for the period ended May 31, 2010. This disclosure does not reconcile with the net loss presented on the statements of operation on page F-3.

RESPONSE: The Company has made amendments to these typographical errors and have provided them in redline in their Form S-1/A filed concurrently with this response.

2. Please update the disclosure regarding the cash on hand to state the cash balance as of the most recent practicable date.

RESPONSE: The Company has updated the current cash on hand to 1,171.65 as of July 30, 2010 in the S-1/A filed concurrently with this response.

3. The financial statements presented here do not comply with the requirements of Article 8 of Regulation S-X and Form S-1. Please revise your statements of operations and statements of cash flows to present separate columns for the following periods:

         o the period from September 21, 2009 (date of inception) to February 28, 2010.

         o  the three month period ended May 21, 2010, and

         o the cumulative period from September 21, 2009 (date of inception) to May 31, 2010.

Please ensure each column is appropriately labelled as audited or unaudited and your notes to your financial statements provide information for the appropriate periods as required by GAAP

RESPONSE: The Company has provided the required and requested financials in the Form S-1/A filed concurrently with this response.

4. We note that the scope paragraph of the audit report refers to the balance sheets as of February 28, 2009. Please advise your independent accounting firm to revise the scope paragraph of the audit report to refer the balance sheets as of February 28, 2010. RESPONSE: The Company's independent accounting firm has revised the referenced paragraph of the audit report and the Company has included the revised audit report in the Form S-1/A filed concurrently with this response.

RESPONSE: The Company's independent accounting firm has revised the referenced paragraph of the audit report and the Company has included the revised audit report in the Form S-1/A filed concurrently with this response.

________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.
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                                                CORPORATE AND SECURITIES LAWYERS
________________________________________________________________________________


                                        Yours truly,
                                        W.L. MACDONALD LAW CORPORATION

                                        Per: /s/ Konrad Malik

                                        Konrad Malik

KM/ea

________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.